 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Fries, Michael (Last) (First) (Middle) 4643 South Ulster Street, Suite 1300 (Street) Denver, CO 80237 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol UnitedGlobalCom, Inc. UCOMA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 01/27/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description           President & COO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Class A common stock	01/27/2003		D(1)		6,000	D		$14,182	D
Class A common stock	01/27/2003		D(1)		140,792	D		$-0-	I	By a partnership
Class A common stock			J(2)		1,352	A		$5,400	I	By 401(k) Plan

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Class B common stock	1 for 1	01/27/2003		D(1)			91,580	Immed.	n/a	Class A common	91,580		$-0-	I	By a partnership
Emp. Stock Option (Right to buy)	$2.25	01/27/2003		D(1)			15,000	Immed.	07/22/2003	Class A common	15,000		$-0-	D
Emp. Stock Option (Right to buy)	$4.75	01/27/2003		D(1)			84,208	Immed.	07/22/2003	Class A common	84,208		$-0-	D
Emp. Stock Option (Right to buy)	$7.875	01/27/2003		D(1)			70,000	Immed.	06/16/2005	Class A common	70,000		$-0-	D
Emp. Stock Option (Right to buy)	$6.375	01/27/2003		D(1)			20,000	Immed.	12/20/2006	Class A common	20,000		$-0-	D
Emp. Stock Option (Right to buy)	$5.1875	01/27/2003		D(1)			200,000	Immed.	09/18/2008	Class A common	200,000		$-0-	D
Emp. Stock Option (Right to buy)	$56.625	01/27/2003		D(1)			100,000	(4)	12/17/2009	Class A common	100,000		$-0-	D
Emp. Stock Option (Right to buy)	$1.40	05/07/2002		A	V	950,000		(3)	05/07/2012	Class A common	950,000	$		D
Emp. Stock Option (Right to buy)	$1.40	01/27/2003		D(1)			950,000	(3)	05/07/2012	Class A common	950,000		$-0-	D
Explanation of Responses:

(1) The Shares were delivered to the Issuer and the options were cancelled in connection with the foreclosure on promissory notes of the Reporting Person.
(2) Since January 1, 2002, the Reporting Person has acquired 1,352 shares of Class A common stock as contributed by Issuer under the Issuer's 401(k) Plan.
(3) The option is exercisable in 48 equal monthly installments commencing April 8, 2002, and fully exercisable for 30 days when the sale price of the Issuer's Class A common stock, as reported on Nasdaq, is sufficient to pay in full the Reporting Person's promissory notes after deduction for the exercise price and taxes.
(4) The option is exercisable in 48 equal monthly installments commencing on December 17, 1999.

By:	Date:
/s/ Michael T. Fries	01/29/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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